Exhibit 1
Eurand N.V.
Olympic Plaza
Fred. Roeskestraat 123
1076 EE
Amsterdam
The Netherlands
Phone: + 31 20 673 2744
Commercial Register No. 33286876
VAT No. NL 74.07.294.B.01
NOTICE
Notice is hereby given of the annual general meeting of shareholders (the “AGM”) of Eurand, N.V. (the “Company”), which will be held on Wednesday, 9 June 2010 at 10:00 AM (CET) at the Company’s offices located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands.
The agenda of the meeting, containing proposals made by the Board of Directors, is as follows:
1.	Opening;

2.	Report of the Board of Directors for the financial year 2009;

3.	Adoption of the audited annual accounts for the financial year 2009;

4.	Reservation and Dividend Policy;

5.	Discharge of the Directors for the financial year 2009;

6.	Re-appointment of the auditor, Ernst & Young, for the financial year 2010;

7.	Approval of an amendment to increase the shares issuable under the Eurand N.V. Equity Compensation Plan;

8.	Authorization to the Board of Directors to issue shares, to grant rights to acquire shares and to exclude or restrict pre-emptive rights;

9.	Authorization to acquire shares in own capital;

10.	Re-appointment of two non-executive Directors ‘B’;

11.	Approval of Non-Executive Director Stock Options;

12.	Approval of Non-Executive Director Compensation;

13.	Any other business; and

14.	Closing.
Copies of the agenda and related documents may be obtained free of charge at the Company’s offices by shareholders and other persons entitled to attend the AGM, upon request, as of the date hereof until the close of the AGM. Copies of these items are also available on the Company’s website: http://ir.eurand.com/meetings.cfm
The Board of Directors has determined that all shareholders of record, who were registered in the Company’s shareholders’ register held in The Netherlands or in the New York Registry on 12 May 2010 at 5.00 PM (EST), (the “Record Date”) or their proxies, are entitled to attend and vote at the AGM.

Notice of the AGM, including the agenda, shall be published in national newspapers in The Netherlands and the USA in accordance with Article 20, Paragraph 2 of the Articles of Association.
Proxy cards shall be sent respectively to the registered shareholders and to the beneficial owners who hold the Company’s shares, directly or indirectly through the Depositary Trust Company (the “Investors”), as of the Record Date.
Registered shareholders wishing to exercise their shareholder rights in person must notify the Board of Directors of their intention to attend the AGM no later than 12.00PM (EST) on 6 June 2010, by sending a fax to +31 20 577 1188 (Attn. Mr. Wouter Swierstra) stating (i) their name and (ii) the number of shares registered in their name. Registered shareholders wishing to exercise their shareholder rights by proxy must return the form of proxy completed in accordance with the instructions set forth therein, no later than midnight (EST) on 7 June 2010.
Investors may exercise their meeting rights by returning the proxy card completed in accordance with the instructions set forth therein, no later than midnight (EST) on 7 June 2010. Investors who wish to exercise their meeting rights in person must obtain a legal proxy from their bank or broker and notify the Company of their intention to attend the AGM by sending a fax to + 31 20 577 1188 (Attn. Mr. Wouter Swierstra) stating (i) their name, (ii) the number of shares beneficially owned and (iii) providing proof of share ownership no later than 12.00PM (EST) on 6 June 2010.
Proof of identity and share ownership / legal proxies are required to be admitted to the AGM.
If you have any questions about the proxy statement, the annual report, or any other aspect of the AGM, please contact Bill Newbould, Vice President Investor Relations, 790 Township Line Road, Suite 250, Yardley, PA 19067, US or by email at Bill.Newbould@Eurand.com.
THE BOARD OF DIRECTORS
EURAND, N.V.
14-May-2010

PROXY STATEMENT/SHAREHOLDERS CIRCULAR
Proposed resolutions and shareholder’s information for the
Annual General Meeting of Shareholders (“AGM”) of Eurand, N.V. (the “Company”)
to be held on 9 June 2010 in Amsterdam, Netherlands
RESOLUTION 1
(Agenda Item 3)
ADOPTION OF OUR ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2009
The Articles of Association require that the Company’s books close as of the last day of each financial year, and Netherlands law requires that the Board of Directors prepare the Annual Accounts within four (4) months of the close of each financial year. The Articles of Association further require that the Annual Accounts be examined by the auditor appointed for this purpose who shall issue a certificate containing the results thereof.
The Board of Directors reviewed and approved the Annual Accounts for the year ended 31 December 2009 at a meeting of the Board of Directors on 2 March 2010.
The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to adopt the 2009 Annual Accounts.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 1
RESOLUTION 2
(Agenda Item 4)
RESERVATION AND DIVIDEND POLICY
The Articles of Association provide that there shall be a discussion, at the AGM, of the Company’s reserves and dividend policy and a justification thereof by the Board of Directors. No dividends have been declared or paid on shares in the capital of the Company. The Board of Directors intends to retain any future earnings to fund working capital and the growth of the Company and does not expect to pay any dividend in the foreseeable future. Pursuant to the Articles of Association, it is at the discretion of the Board of Directors to not declare a dividend.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 2
RESOLUTION 3
(Agenda Item 5)
GRANT OF DISCHARGE OF THE DIRECTORS
The shareholders may grant the directors a discharge in respect of their management during the previous financial year to the extent such management follows from the 2009 Annual Accounts or from information otherwise provided to the AGM prior to the adoption of the 2009 Annual Accounts.
The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to discharge the directors for the financial year 2009.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 3

RESOLUTION 4
(Agenda Item 6)
RE-APPOINTMENT OF ERNST & YOUNG TO SERVE AS THE COMPANY’S INDEPENDENT
AUDITOR FOR THE YEAR ENDING 31 DECEMBER 2010
The Articles of Association provide that the shareholders at the AGM instruct an auditor to examine the Annual Accounts drawn up by the Board of Directors, to lay a report of their findings before the Board of Directors and to make a statement with regard thereto.
The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct Ernst & Young to act as independent auditor for the year ending 31 December 2010.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 4
RESOLUTION 5
(Agenda Item 7)
APPROVAL OF THE AMENDMENT TO INCREASE THE SHARES ISSUABLE
UNDER THE EURAND N.V. EQUITY COMPENSATION PLAN
The Articles of Association require that the shareholders at the annual general meeting approve any changes with regard to arrangements concerning compensation in the form of shares or share options. In the Resolution of the Board of Directors dated as of 2 March 2010, the Board of Directors adopted an amendment (the “2010 Amendment”) to the Company’s Equity Compensation Plan, amended and restated on 30 May 2008 (the “Equity Compensation Plan”), substantially in the form recommended by the Compensation Committee. The 2010 Amendment increases the total number of shares that may be issued or transferred under the Equity Compensation Plan by 2,500,000 to 12,235,224 shares.
The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to approve and adopt the 2010 Amendment.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 5
RESOLUTION 6
(Agenda Item 8)
AUTHORIZATION OF THE BOARD OF DIRECTORS TO ISSUE SHARES, TO GRANT RIGHTS
TO ACQUIRE SHARES AND TO EXCLUDE OR RESTRICT PRE-EMPTIVE RIGHTS
The Articles of Association provide that the shareholders at the AGM may grant authorization to the Board of Directors to issue shares in the capital of the Company, to grant rights to acquire shares and to exclude or restrict pre-emptive rights with respect to such issuance, the duration of such authorization not to be in excess of five (5) years.
It is proposed to the AGM to grant irrevocable authorization to the Board of Directors for a period of five (5) years from the date of the AGM to issue or grant rights to acquire such number of shares in the capital of the Company as shall be permitted by the authorized capital of the Company from time to time and to exclude or restrict pre-emptive rights with respect to any issuance of shares.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described irrevocable authorization to the Board of Directors.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 6
RESOLUTION 7
(Agenda Item 9)
AUTHORIZATION TO ACQUIRE SHARES IN OWN CAPITAL
The Articles of Association provide that the shareholders at the AGM may grant authorization to the Board of Directors to acquire shares in the capital of the Company, up to half of its issued share capital, the duration of such authorization not to be in excess of 18 months.
It is proposed to the AGM to grant authorization to the Board of Directors for a period of 18 months from the date of the AGM to acquire as many shares in the capital of the Company as is permitted by the law and the Articles of Association as these read from time to time, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.
The authorization referred to above shall, as per article 6 subparagraph 2 of the Articles of Association, be deemed to have been granted in respect of half of the Company’s issued share capital.
The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described authorization to the Board of Directors.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 7
RESOLUTION 8
(Agenda Item 10)
RE-APPOINTMENT OF TWO NON-EXECUTIVE DIRECTORS ‘B’
It is proposed by the Board of Directors of the Company at the recommendation of the Nominating and Corporate Governance Committee to the AGM to re-appoint Mr. Rolf A. Classon and Mr. Angelo C. Malahias to the Board as non-executive directors ‘B’ for a term of four years, effective as of 9 June 2010 and ending on the date of the annual general meeting of shareholders to be held in 2014. Although upon re-appointment of Mr. Rolf A. Classon and Mr. Angelo C. Malahias, the composition of the Board will not in all respects be in line with the profile of the Board, the Board, after consultation with the Nominating and Corporate Governance Committee, nevertheless recommends their re-appointment as non-executive directors. Both Mr. Classon and Mr. Malahias have invaluable expertise with respect to the pharmaceutical industry and their insights and network are of great benefit to the Company. In addition Mr. Malahias, who is the chair of the Audit Committee, is a financial expert as defined under current SEC regulations and the Dutch Corporate Governance Code.

Mr. Classon
Age: 64
Rolf A. Classon has been a non-executive director since August 2007 and serves on the Audit and Compensation Committees. Mr. Classon served as Interim President and Chief Executive Officer of Hillenbrand Industries, a U.S. publicly traded holding company with healthcare operations, from May 2005 until March 2006, when he was appointed non-executive chairman of the board of directors. From November 2002 until his retirement in July 2004, he was Chairman of the Executive Committee of Bayer HealthCare. Previously, he had been President of Bayer’s Diagnostics Division from 1995, having joined the division in 1991 as Executive Vice President, Worldwide Sales and Service. Prior to joining Bayer, Mr. Classon had a long career at Pharmacia, most recently acting as President and Chief Operating Officer of Pharmacia Biosystems AB from 1990 to 1991. Previously he had been President of Pharmacia Development Company, Inc. Prior to relocating to the United States in 1984, he had served as President of the Hospital Products Division of Pharmacia AB. He began his career as Director, Organization Development of Pharmacia in 1969, assuming increasing responsibility before moving into the area of management consulting from 1974 to 1978. He currently serves as a member of the Board of Directors of Tecan Group Ltd., Millipore Corporation, Enzon Pharmaceuticals, Inc., and is Chairman of the Board of Auxilium Pharmaceuticals.
Mr. Malahias
Age: 48
Angelo C. Malahias has been a non-executive director since August 2007 and serves on the Compensation Committee and as Chairman of the Audit Committee. Mr. Malahais serves as a consultant to the pharmaceutical industry. Mr. Malahias served as President of Andrx Corporation from February 2004 until November 2006 when Andrx Corporation was acquired by Watson Pharmaceuticals, Inc. Prior to his appointment as President, he also served as Chief Financial Officer of Andrx Corporation from January 1996 and was part of the executive team that took Andrx public in June 1996. In 2005, Mr. Malahias re-assumed the role of CFO ad interim in addition to his responsibilities as President through the close of the acquisition process with Watson. Previously, Mr. Malahias served as Vice President and CFO of Circa Pharmaceuticals, Inc. from January 1995 to January 1996 and Corporate Controller from July 1994 to January 1995. Mr. Malahias graduated from New York University-Stern with a BS in Accounting & Economics in 1983 and received his New York State CPA designation in 1985.
The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to grant the above described appointment to the Board of Directors.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 8

RESOLUTION 9
(Agenda Item 11)
STOCK OPTION GRANTS TO NON-EXECUTIVE DIRECTORS
It is proposed to grant the following options to the serving non-executive directors:
Simon Turton
•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;
Jonathan Cosgrave
•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;
Rolf Classon
•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;
Angelo Malahias
•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board;
William Jenkins
•	Option to purchase 11,000 shares at the terms and conditions of grant consistent with current practices and approved by the Board.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 9
RESOLUTION 10
(Agenda Item 12)
NON-EXECUTIVE DIRECTOR COMPENSATION
The Articles of Association provide that the compensation of the directors shall be set, with due regard for the Company’s Compensation Policy, by the Board of Directors. It is proposed to the AGM to approve the compensation of the non-executive directors as follows:
•	Gross Annual Fee of EUR 30,000; and

•	Gross Attendance Fee of EUR 1,000 per meeting of the Board or committee thereof.
The outlined compensation package is in line with the compensation policy of the Company approved by the 2007 AGM on 15 May 2007. Although shareholder ratification of the compensation of the Board of Directors is not required by the Articles of Association (except for compensation in the form of stock options), the Company is submitting this resolution to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the resolution, then our Compensation Committee will reconsider whether or not to adjust the compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” RESOLUTION 10
OTHER MATTERS
The Board of Directors does not know of any other matters to be brought before the shareholders. If any other matters are properly brought before the shareholders at the AGM, the persons appointed as proxies will vote the shares represented thereby in accordance with their judgment.
List of Shareholders of Record
A list of shareholders of record entitled to receive notice of the AGM will be available at the offices of Eurand, N.V. Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, the Netherlands, for inspection by our shareholders during regular business hours from 6 June 2009 to the date of the AGM.

AVAILABILITY OF ANNUAL REPORT
ACCOMPANYING THIS PROXY STATEMENT IS A COPY OF OUR ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2009. SHAREHOLDERS WHO WISH TO RECEIVE ADDITIONAL COPIES OF THE ANNUAL REPORT SHOULD DIRECT THEIR REQUESTS TO: EURAND N.V., 790 TOWNSHIP LINE ROAD, SUITE 250, YARDLEY, PA 19067, ATTN: BILL NEWBOULD, VICE PRESIDENT INVESTOR RELATIONS. OUR ANNUAL REPORT IS ALSO AVAILABLE ON THE COMPANY’S WEBSITE AT
http://ir.eurand.com/meetings.cfm.

Gearóid Faherty
Chair of the Board of Directors

Amsterdam, the Netherlands
14 May 2010